Exhibit 99.9

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technological information related to Guayabales Gold-Silver-Copper Project, which is included in this Annual Report on Form 40-F being filed by Collective Mining Ltd. with the United States Securities and Exchange Commission.

Date: March 26, 2025	/s/ Stewart D. Redwood
Stewart D. Redwood, FIMMM, FGS